Exhibit 12.1
Residential Capital Corporation
Exhibit 12.1 — Computation of the Ratio of Earnings to Fixed Charges
      The following table sets forth our ratio of earnings to fixed charges on a historical basis for the periods indicated. For purposes of computing the ratio of earnings to fixed charges, earnings represent income before adjustment for minority interest, taxes and fixed charges. Fixed charges consist of interest expense and one-third of rental expense, which we believe to be representative of the interest portion of rent expense.

	Three Months		Nine Months
	Ended September 30,		Ended September 30,

	2007	2006	2007	2006

	(Dollars in thousands)
Net income (loss) before adjustment for minority interest	$(2,236,366)	$83,433	$(3,357,348)	$833,075
Income tax expense (benefit)	(119,442)	65,538	16,187	534,129
Equity-method investee distribution	10,991	5,958	41,628	653,744
Equity-method investee earnings	13,355	(10,943)	(9,283)	(490,791)
Interest expense	1,680,746	1,703,606	5,082,307	4,696,869
Interest portion of rental expense	10,719	9,990	33,663	30,036

Earnings available to cover fixed charges	$(639,997)	$1,857,582	$1,807,154	$6,257,062

Fixed Charges:
Interest expense	$1,680,746	$1,703,606	$5,082,307	$4,696,869
Interest portion of rental expense	10,719	9,990	33,663	30,036

Total fixed charges	$1,691,465	$1,713,596	$5,115,970	$4,726,905

Ratio of earnings to fixed charges(a)	(0.38)	1.08	0.35	1.32

(a)	The ratio calculation indicates a less than one-to-one coverage for the three and nine months ended September 30, 2007. Earnings available for fixed charges for the three and nine months ended September 30, 2007, is inadequate to cover total fixed charges. The deficit amounts for the ratio are $2.3 and $3.3 billion, respectively.